HENDERSON GLOBAL FUNDS

                                MULTI-CLASS PLAN


     WHEREAS, the Henderson Global Funds (the "Trust") is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"), with authorized separate series including Henderson European Focus Fund, Henderson Global Equity Income Fund, Henderson Global Opportunities Fund, Henderson Global Technology Fund, Henderson Industries of the Future Fund, Henderson International Opportunities Fund, Henderson Japan-Asia Focus Fund, Henderson US Focus Fund and Henderson Worldwide Income Fund (the "Funds");

     WHEREAS, Henderson Global Investors (North America) Inc. ("Henderson") serves as investment adviser for the Trust and Foreside Fund Service, LLC ("Distributor") serves as the principal underwriter and distributor for the Trust;

     WHEREAS, as described in its prospectus, Henderson European Focus Fund, Henderson Global Technology Fund, Henderson International Opportunities Fund, Henderson US Focus Fund and Henderson Worldwide Income Fund have established multiple classes enabling each Fund to offer investors the option of purchasing shares (a) with a front-end sales load (which may vary among Funds), and a distribution and service fee, as described in the Trust's Rule 12b-1 Plan ("Class A shares"); (b) without a front-end sales load, but subject to a Contingent Deferred Sales Charge ("CDSC") and a distribution and service fee, as described in the Trust's Rule 12b-1 Plan ("Class B shares"); and (c) without a front-end sales load, but subject to a CDSC and a distribution and service fee, as described in the Trust's Rule 12b-1 Plan ("Class C shares");

     WHEREAS, as described in its prospectus, the Henderson Global Equity Income Fund, Henderson Global Opportunities Fund, Henderson Industries of the Future Fund and Henderson Japan-Asia Focus Fund offer investors the option of purchasing only Class A shares and Class C shares;

     WHEREAS, as described in its prospectus, the Henderson International Opportunities Fund has established an additional class enabling it to offer investors the option of purchasing shares without a front-end sales load or CDSC, but subject to a distribution fee as described in the Trust's Rule 12b-1 Plan ("Class R shares");

     WHEREAS, as described in its prospectus, the Henderson European Focus Fund, Henderson Global Equity Income Fund, Henderson Global Technology Fund, Henderson Industries of the Future Fund and Henderson International Opportunities Fund have established an additional class enabling it to offer investors the option of purchasing shares without a front-end sales load, CDSC or a distribution or service fee as described in the Trust's Rule 12b-1 Plan ("Class W shares"); and

     WHEREAS, Rule 18f-3 under the 1940 Act permits open-end management investment companies to issue multiple classes of voting stock representing interests in the same portfolio notwithstanding Sections 18(f)(1) and 18(i) under the 1940 Act if, among other things, such

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investment companies adopt a written plan setting forth the separate arrangement and expense allocation of each class and any related conversion features or exchange privileges.

     NOW, THEREFORE, the Trust, wishing to be governed by Rule 18f-3 under the 1940 Act, hereby adopts this Multi-Class Plan as follows:

     1. Each class of shares of each Fund will represent interests in the same portfolio of investments of a Fund, and be identical in all respects to each other class of a Fund, except as set forth below. The only differences among the various classes of shares of the same Fund will relate solely to: (a) different distribution fee payments associated with any Rule 12b-1 Plan for a particular class of shares and any other costs relating to implementing or amending such Plan (including obtaining shareholder approval of such Plan or any amendment thereto), which will be borne solely by shareholders of such classes and (b) different class expenses, which will be limited to any additional expenses that are subsequently identified and determined to be properly applied to one class of shares of a Fund upon approval by a majority of the Trustees of the Trust, including a majority of the Trustees who are not interested persons of the Funds.

     2. Under this Multi-Class Plan, certain expenses may be attributable to a Fund, but not to a particular class thereof. All such expenses will be borne by each class on the basis of the relative aggregate net assets of the classes. Expenses that are attributable to a particular Fund, but not to a particular class thereof, will be borne by each class of such series on the basis of the relative aggregate net assets of the classes. Notwithstanding the foregoing, the distributor, the investment adviser or other provider of services to the Trust may waive or reimburse the expenses of a specific class or classes to the extent permitted under Rule 18f-3 under the 1940 Act.

     A class of shares may be permitted to bear expenses that are directly attributable to such class including: (a) any distribution and service fees associated with the Rule 12b-1 Plan for a particular class and any other costs relating to implementing or amending such Plan (including obtaining shareholder approval of such Plan or any amendment thereto) and (b) any class expenses determined by the Trustees to be attributable to such class.

     3. After a shareholder's Class B shares have been outstanding for eight years, they will automatically convert to Class A shares of the same Fund at the relative net asset values of the two classes. Class B shares issued upon reinvestment of income and capital gain dividends and other distributions will be converted to Class A shares on a pro rata basis with the Class B shares.

     4. Any conversion of shares of one class to shares of another class is subject to the continuing availability of a ruling of the Internal Revenue Service or an opinion of counsel to the effect that the conversion of shares does not constitute a taxable event under federal income tax law. Any such conversion may be suspended if such a ruling or opinion is no longer available.

     5. To the extent exchanges are permitted, shares of any class of a Fund will be exchangeable with shares of the same class of another Fund as described in the prospectus. Exchanges will comply with all applicable provisions of Rule 11a-3 under the 1940 Act. For

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purposes of calculating the time period remaining on the conversion of Class B shares to Class A shares, Class B shares received on exchange retain their original purchase date.

     6. Dividends paid by a Fund as to each class of its shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time, on the same day, and will be in the same amount, except that any distribution fees, shareholder services fees, service fees and/or class expenses allocated to a class will be borne exclusively by that class.

     7. Any distribution arrangement of a Fund, including distribution fees and front-end and deferred sales loads, will comply with the Conduct Rules of the Financial Industry Regulatory Authority, Inc.

     8. All material amendments to this Plan must be approved by a majority of the members of the Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust.

     9. So long as this Plan is in effect, the selection and nomination of Trustees who are not interested persons of the Trust shall be committed to the discretion of those Trustees who are not interested persons of the Trust, and any person who acts as legal counsel for the disinterested trustees shall be independent legal counsel.

Dated: August 21, 2001, as amended March 19, 2004, June 9, 2005, December 20, 2005, November 20, 2006, July 15, 2008 and December 12, 2008.